JENNY E. MERCADO
Counsellor at Law

direct tel: 617.856.8218
direct fax: 617.289.0494
jmercado@brownrudnick.com

www.brownrudnick.com

RECEIVED
2006 JAN 26 A 9:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06010478

BROWNRUDNICK

One
Financial
Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

January 19, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RE: Supplemental Documents in connection with 12g3-2(b) Filing (file no. 82-34875) Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b):

1. Initial Declaration of Interest by Deutsche Bank AG (23 December 2005) (**Exhibit 1**).

Please kindly acknowledge your receipt of the foregoing documents by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope. If you have any questions regarding this matter, please do not hesitate to contact the undersigned at the number above.

PROCESSED
JAN 26 2006
THOMSON FINANCIAL

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: Jenny E. Mercado, Esq.

Enclosures

cc: Frederic Convent, CFO (via email)
Lawrence M. Levy, Esq. (via email)
Mark A. Dorff, Esq. (via email)
James E. Bedar, Esq. (via email)

1409389 v1 - MERCADJE - 019086/0003

Form A: initial declaration of interest held in a listed company

RECEIVED
2005 JAN 26 A 9:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

0. **To be sent to:**

Option N.V.
Attn. Mr Frederic Convent
Kolonel Begaultlaan 45
3012 Leuven
Belgium
Fax: +32 16 317 490

Banking, Finance and Insurance Commission
Supervision of Financial Information and Markets
For the attention of Mr. G. Delaere
Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

Name of company concerned : Option N.V.

1. **Details of the person making the declaration**[1] in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[2] / in the capacity as agent[3]

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	Deutsche Bank AG
registered office	Taunusanlage 12, 60325 Frankfurt am Main, Germany
phone number	00-49-69-910-38967
fax number	00-49-69-910-34625
name and capacity of the signatory of the declaration	Dr. Wolfgang Vogt, Compliance Christoph Kirschhöfer, Compliance

3. **Items covered by the declaration**

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[4];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

[1] Cross out what is not appropriate.
[2] I.e. where a third party holds rights for the account of another person.
[3] Each time a person who is subject to declaration entrusts this task to another person.
[4] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Option N.V.
Rights held by / for the account of [1] (cross out what is not appropriate)	Deutsche Bank AG Group, Frankfurt am Main* Germany
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	21 December 2005
Sources relating to the denominator	Company-website: www.option.com Mr Frederic Convent, Option N.V.

[1] Where a third party holds rights for the account of another person.

* including subsidiaries and branches of Deutsche Bank AG.

Table II : calculation of the stake	denominator (a)	Numerator (b)	% (b/a)
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	10,312,324	48,676	0.47
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		*266,265	
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)			
Total	10,312,324	314,941	3.05
<u>Mention</u> Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)			

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period
(Type + waiting/exercise period) *Deutsche Bank AG can reclaim shares onlent to external borrowers within three working days if respective standard contracts do apply.

4. **Additional information to be provided if the number of securities held is equal to or greater than 20 %** (see Article 8, paragraph 3 of the Royal Decree of 10 May 1989)

   a. Description of the overall strategy in the course of which the acquisition is made:

   b. Number of securities acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

5. **Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration** (optional)

Done on 23 December 2005 in Frankfurt am Main

Deutsche Bank AG

Dr. Wolfgang Vogt　　　　Christoph Kirschhöfer

<u>Annexes to be sent only to the Banking, Finance and Insurance Commission</u> (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.